UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2025

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Clearmind Medicine Inc.’s (the “Company”) press release issued on October 31, 2025, titled “Clearmind Medicine Advances Fight Against Cocaine Addiction with Publication of U.S. Patent Application for Its Non-Hallucinogenic Neuroplastogen MEAI Therapy”.

In addition, as previously announced, on September 17, 2025, the Company entered into a definitive securities purchase agreements with investors pursuant to which the Company shall issue and sell, from time to time, convertible promissory notes (the “Notes”) in the aggregate principal amount of up to $10,000,000. On October 30, 2025 and October 31, 2025, an aggregate of $1,045,062 of outstanding amounts due under the Notes were converted into 885,000 of the Company’s common shares.

This Form 6-K and the first three paragraphs of the press release attached to this Form 6-K as Exhibit 99.1 are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Clearmind Medicine Advances Fight Against Cocaine Addiction with Publication of U.S. Patent Application for Its Non-Hallucinogenic Neuroplastogen MEAI Therapy”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: October 31, 2025	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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